WeFunder Financial Report

January 1, 2023 - March 27, 2024



Prepared by

Tracy Teutsch

Prepared on

March 27, 2024

Table of Contents

Balance Sheet

As of March 27, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Bill Payments Clearing	0.00
Invoice Payments Clearing	0.00
Mercury Checking (x6563)	225.12
Stripe Clearing	0.00
Stripe Merchant Account	-1.38
Total Bank Accounts	**223.74**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**0.00**
Other Current Assets	
Due from Founder	0.00
Prepaid Expenses	2,263.20
Total Other Current Assets	**2,263.20**
Total Current Assets	**2,486.94**
Fixed Assets	
Intangible Assets	18,755.13
Accumulated Amortization - Intangible Assets	-3,022.44
Total Intangible Assets	**15,732.69**
Total Fixed Assets	**15,732.69**
TOTAL ASSETS	**$18,219.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	11,268.30
Total Accounts Payable	**11,268.30**
Other Current Liabilities	
Accrued Expenses	12,661.60
Due to Tracy Tetsch	77,550.05
Stripe Customer Credits	0.00
Unearned Revenue	0.00
Total Other Current Liabilities	**90,211.65**
Total Current Liabilities	**101,479.95**
Long-Term Liabilities	
Shareholder Notes Payable	319,352.35
Total Long-Term Liabilities	**319,352.35**

	Total
Total Liabilities	420,832.30
Equity	
Common Stock	381.00
Retained Earnings	-506,755.80
SAFE Convertible Securities	111,927.65
Net Income	-8,165.52
Total Equity	**-402,612.67**
TOTAL LIABILITIES AND EQUITY	**$18,219.63**

Profit and Loss

	Total
INCOME	
Revenue	747.06
Returns, Allowances, and Discounts	-498.06
Total Revenue	**249.00**
Total Income	**249.00**
COST OF GOODS SOLD	
Merchant Fees	26.70
Total Cost of Goods Sold	**26.70**
GROSS PROFIT	**222.30**
EXPENSES	
Amortization	1,458.66
Categorization Pending	-2,250.00
Employee Related	
Professional Development	813.00
Recruiting	740.38
Total Employee Related	**1,553.38**
General & Administrative	
Bank Fees	0.00
Office Expenses	422.88
Total General & Administrative	**422.88**
Hosting	456.38
IT Expense	
Software & Web Services	1,719.27
Telephone and Internet	165.19
Total IT Expense	**1,884.46**
Licenses and Fees	195.00
Meals & Entertainment	
Entertainment	108.84
Meals	1,101.23
Total Meals & Entertainment	**1,210.07**
Professional Fees	
Engineering, Product & Design	345,387.16
Finance & Accounting	16,496.00
Legal	8,402.50
Total Professional Fees	**370,285.66**
Sales & Marketing	
Branding	60.00
Events and Conferences	2,622.41
Promotional Materials	335.06
Total Sales & Marketing	**3,017.47**

	Total
Travel	
Air Travel	469.22
Ground Transportation & Parking	483.64
Lodging	1,274.00
Total Travel	**2,226.86**
Total Expenses	**380,460.82**
NET OPERATING INCOME	-380,238.52
OTHER EXPENSES	
Taxes	900.00
Total Other Expenses	**900.00**
NET OTHER INCOME	-900.00
NET INCOME	**$ -381,138.52**

Statement of Cash Flows

January 1, 2023 - March 27, 2024

	Total
OPERATING ACTIVITIES	
Net Income	-381,138.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	0.00
Prepaid Expenses	12,364.92
Intangible Assets:Accumulated Amortization - Intangible Assets	1,458.66
Accounts Payable	-64,330.45
Accrued Expenses	12,661.60
Due to Tracy Tetsch	73,905.67
Stripe Customer Credits	0.00
Unearned Revenue	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**36,060.40**
Net cash provided by operating activities	**-345,078.12**
FINANCING ACTIVITIES	
Shareholder Notes Payable	282,672.05
Common Stock	300.00
SAFE Convertible Securities	51,927.65
Net cash provided by financing activities	**334,899.70**
NET CASH INCREASE FOR PERIOD	**-10,178.42**
Cash at beginning of period	10,402.16
CASH AT END OF PERIOD	**$223.74**

Notes to the Consolidated Financial Statement

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements include information from January 1, 2023 through March 27, 2024.

Real Work Technology Inc.(Real Work) was incorporated in Delaware on September 23, 2021.

Real Work Technology Inc. owns RealWork.com, a platform for the trades.

Fiscal Year
The company operates on a December 31st year-end.

Basis of Accounting
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could defer from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Accounts Receivable
As the Company is in the product development stage, it's pre-revenue with no revenue to report.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of the initial purchase of the website domain. Depreciation is computed using the straight line method and depreciated over 5 years.

Income Taxes
The company is subject to tax filing requirements as a corporation in the federal jurisdiction of jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2023. The Company is subject to income tax filing requirements in the States of Delaware and Washington.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (and exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumption about the factors that market participants would use in valuing the asset or liability.

Fair-value estimates discussed herein are based upon certain market assumptions available to management as of inception.

Research and Development
Research and development costs are expensed as incurred.

Equity Based Compensation

The Company accounts for stock options issued to advisors. Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the requisite vesting period. In certain cases, that option compensation granted by the Company may have an intrinsic value of $0. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Shareholder Notes
Currently, there are no minimum monthly payments and no maturity date on issued shareholder notes. Interest is accrued annually at applicable federal rates. Monthly payments will begin when the Company has revenue to support them.